

February 22, 2024

Jingjing Zhang
Chief Financial Officer
MINISO Group Holding Ltd
8F, M Plaza, No. 109, Pazhou Avenue
Haizhu District, Guangzhou 510000, Guangdong Province
The People's Republic of China

Re: MINISO Group Holding Ltd
Form 20-F for the Fiscal Year Ended June 30, 2023
File No. 001-39601

Dear Jingjing Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li